SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13G/A

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)



                                 CORTECH, INC.
                          ----------------------------
                                (Name of Issuer)


                     Common Stock par value $.002 per share
---------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  02051J 10 0
                               -----------------
                                 (CUSIP Number)


                               William K. Hoskins
                                General Counsel
                          Hoechst Marion Roussel, Inc.
                            10236 Marion Park Drive
                                 P. O. Box 9627
                           Kansas City, MO 64134-0627
                                 (816) 966-5000
---------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)
















Check the following box if a fee is being paid with this statement [  ].

                           There is no Exhibit Index

CUSIP No.  022051J 10 0
___________________________________________________________________________

1)   Name of Reporting Person and its         Hoechst Marion Roussel, Inc.
     I.R.S. Identification Number             44-0565557
___________________________________________________________________________

2)   Check the Appropriate Box if                                  (a)[   ]
     a Member of a Group                                           (b)[ x ]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Citizenship or Place of Organization                        Delaware
___________________________________________________________________________

               5)   Sole Voting Power                            1,919,333*
Number of      ____________________________________________________________
Shares
Beneficially   6)   Shared Voting Power                                  0
Owned by       ____________________________________________________________
Each
Reporting      7)   Sole Dispositive Power                       1,919,333*
Person With    ____________________________________________________________

               8)   Shared Dispositive Power                             0
___________________________________________________________________________

 9)  Aggregate Amount Beneficially Owned                         1,919,333*
     by Each Reporting Person
___________________________________________________________________________

10)  Check Box If the Aggregate Amount                                 [  ]
     in Row (9) Excludes Certain Shares
___________________________________________________________________________

11)  Percent of Class Represented                                    13.5%
     by Amount in Row (9)
___________________________________________________________________________

12)  Type of Reporting Person                                          CO
___________________________________________________________________________

* Includes 562,576 shares that may be acquired upon exericse of stock purchase warrants.

     This Amendment No. 1 amends the Statement on Schedule 13G (the "Schedule 13G") of Hoechst Marion Roussel, Inc. (formerly Marion Merrell Dow Inc.) ("HMRI") dated February 11, 1992, as amended through the date hereof. This amendment is filed solely to report a change of ownership of the outstanding stock of HMRI. Dow Chemical Company ("Dow") no longer owns a majority interest of the outstanding common stock of HMRI. 88.5% of the outstanding common stock is now owned by Hoechst Corporation, a wholly owned subsidiary of Hoechst Aktiengesellschaft, a German corporation ("Hoechst AG"), and the balance by various other subsidiaries of Hoechst AG. HMRI is the owner of the securities to which this Statement relates, with respect to which HMRI (as Marion Merrell Dow Inc.) has filed a Statement on Schedule 13G.

Item 2(a).  Name of Person Filing.
----------  ----------------------

Item 2(a) of this Schedule 13G is hereby amended to read as follows:

     Hoechst Marion Roussel, Inc.

Item 2(b).  Address of Principal Business Office.
----------  -------------------------------------

Item 2(b) of this Schedule 13G is hereby amended to read as follows:

     10236 Marion Park Drive, Kansas City, Missouri 64137-1405

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        HOECHST MARION ROUSSEL, INC.



Date:  February 12, 1996                By:  /s/ William K. Hoskins
                                             -----------------------
                                        Name:  William K. Hoskins
                                        Title: Vice President, General
                                               Counsel and Corporate
                                               Secretary